                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 5 TO

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mayor's Jewelers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    578462103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Sabine Bruckert, Esq.
                       Vice President and General Counsel
                             Henry Birks & Sons Inc.
                              1240 Square Phillips
                        Montreal, Quebec, Canada, H3B 3H4
                            Telephone: (514) 397-2511
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

CUSIP No. 578462103                                           Page 2 of 12 Pages

--------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS INC.



--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group             (a)  [_]
                                                                        (b)  [x]


--------------------------------------------------------------------------------
(3)        SEC Use Only



--------------------------------------------------------------------------------
(4)        Source of Funds            AF, OO



--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  [_]


--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 CANADA



--------------------------------------------------------------------------------
                    (7)      Sole Voting Power
  Number of                  --

   Shares
                    ------------------------------------------------------------
Beneficially        (8)      Shared Voting Power
                             65,769,664
  Owned by

    Each            ------------------------------------------------------------
                    (9)      Sole Dispositive Power
  Reporting                  --

   Person
                    ------------------------------------------------------------
    With            (10)     Shared Dispositive Power
                             65,769,664


--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              [_]

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                   75.5%


--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          CO



--------------------------------------------------------------------------------

CUSIP No. 578462103                                           Page 3 of 12 Pages

--------------------------------------------------------------------------------
(1)        Name of Reporting Person            HENRY BIRKS & SONS HOLDINGS INC.



--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group             (a)  [_]
                                                                        (b)  [x]


--------------------------------------------------------------------------------
(3)        SEC Use Only



--------------------------------------------------------------------------------
(4)        Source of Funds            AF, OO



--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  [_]


--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 CANADA



--------------------------------------------------------------------------------
                    (7)      Sole Voting Power
  Number of                  --

   Shares
                    ------------------------------------------------------------
Beneficially        (8)      Shared Voting Power
                             65,769,664
  Owned by

    Each            ------------------------------------------------------------
                    (9)      Sole Dispositive Power
  Reporting                  --

   Person
                    ------------------------------------------------------------
    With            (10)     Shared Dispositive Power
                             65,769,664


--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              [_]

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                   75.5%


--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          HC



--------------------------------------------------------------------------------

CUSIP No. 578462103                                           Page 4 of 12 Pages

--------------------------------------------------------------------------------
(1)        Name of Reporting Person                 REGALUXE INVESTMENTS Sarl



--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group             (a)  [_]
                                                                        (b)  [x]


--------------------------------------------------------------------------------
(3)        SEC Use Only



--------------------------------------------------------------------------------
(4)        Source of Funds             OO



--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  [_]


--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 LUXEMBOURG



--------------------------------------------------------------------------------
                    (7)      Sole Voting Power
  Number of                  --

   Shares
                    ------------------------------------------------------------
Beneficially        (8)      Shared Voting Power
                             65,769,664
  Owned by

    Each            ------------------------------------------------------------
                    (9)      Sole Dispositive Power
  Reporting                  --

   Person
                    ------------------------------------------------------------
    With            (10)     Shared Dispositive Power
                             65,769,664


--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              [_]

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                   75.5%


--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          CO



--------------------------------------------------------------------------------

CUSIP No. 578462103                                           Page 5 of 12 Pages


--------------------------------------------------------------------------------
(1)        Name of Reporting Person
           Dr. Lorenzo Rossi de Montelera


--------------------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member of a Group             (a)  [_]
                                                                        (b)  [x]


--------------------------------------------------------------------------------
(3)        SEC Use Only



--------------------------------------------------------------------------------
(4)        Source of Funds:            AF - OO



--------------------------------------------------------------------------------
(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to
           Item 2(d) or 2(e).  [_]


--------------------------------------------------------------------------------
(6)        Citizenship or Place of Organization                 ITALIAN



--------------------------------------------------------------------------------
                    (7)      Sole Voting Power
  Number of                  --

   Shares
                    ------------------------------------------------------------
Beneficially        (8)      Shared Voting Power
                             65,769,664
  Owned by

    Each            ------------------------------------------------------------
                    (9)      Sole Dispositive Power
  Reporting                  --

   Person
                    ------------------------------------------------------------
    With            (10)     Shared Dispositive Power
                             65,769,664


--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person
           65,769,664

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              [_]

--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount in Row (11)
                   75.5%


--------------------------------------------------------------------------------
(14)       Type of Reporting Person (See Instructions)          IN



--------------------------------------------------------------------------------

            This Amendment No. 5 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 25, 2003, as amended by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 28, 2004, as amended by Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 28, 2004, as amended by Amendment No. 4 to the
Schedule 13D filed with the Securities and Exchange Commission on July 8, 2004 (the "Schedule 13D") by Henry Birks & Sons Inc. ("Birks"), Henry Birks & Sons Holdings Inc. ("Holdings"), Regaluxe Investment Sarl ("Regaluxe") and Dr. Lorenzo Rossi di Montelera with respect to the common stock, $0.0001 par value (the "Shares") of Mayor's Jewelers, Inc., a Delaware corporation ("Mayor's").

            The following amendments to items 4 and 7 of the Schedule 13D are hereby made.

ITEM 4.     PURPOSE OF TRANSACTION

            The Reporting Persons have the following plans and proposals:

            (a) On July 29, 2004, the Reporting Persons approved a proposal regarding a corporate reorganization pursuant to which Mayor's would become a wholly-owned subsidiary of Birks and wherein the public shareholders of Mayor's would, pursuant to a proxy statement/registration statement to be filed with the Securities and Exchange Commission, exchange their Shares for common shares of Birks. Birks has informed the board of directors of Mayor's of the proposed corporate reorganization. The Reporting Persons anticipate that any discussions regarding such corporate reorganization will occur between the management of Birks and a special committee composed of independent members of the board of directors of Mayor's. There can be no assurance that any such discussions will result in the parties entering into a definitive agreement regarding any such corporate reorganization. The Reporting Persons intend to review, on a continuous basis, various factors related to their investment in Mayor's, including developments affecting Mayor's business, other investment and business opportunities available to the Reporting Persons and general stock market, industry and economic conditions. Based upon these and other factors, the Reporting Persons may pursue the corporate reorganization described above or formulate a plan or proposal for some other form of corporate reorganization, business combination or similar transaction.

            THIS SCHEDULE 13D IS NEITHER AN OFFER TO PURCHASE SHARES OF MAYOR'S OR BIRKS NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF MAYOR'S OR BIRKS.

            (b) The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Mayor's, including the price and availability of the Shares, developments affecting Mayor's business, other investment and business opportunities available to the Reporting Persons and general stock market, industry and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may sell all or part of their investment in Mayor's.

            (c) The Reporting Persons intend to review, on a continuous basis, various factors related to their investment in Mayor's, including developments affecting Mayor's business and general stock market, industry and economic conditions. Based upon these and other factors, the Reporting Persons may formulate a plan or proposal to cause Mayor's to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Mayor's or any of its subsidiaries.

            (d) The Reporting Persons intend to review, on a continuous basis, various factors related to their investment in Mayor's, including developments affecting Mayor's business and general stock market, industry and economic conditions. Based upon these and other factors, the Reporting Persons may formulate a plan or proposal to cause Mayor's or any of its subsidiaries to sell or transfer a material amount of assets.

            (e) The Reporting Persons intend to review, on a continuous basis, various factors, related to Mayor's business. Based upon these and other factors, the Reporting Persons may formulate a plan or proposal to cause changes to the composition of the present board of directors or management of Mayor's.

            (f) The Reporting Persons intend to review, on a continuous basis, various factors relating Mayor's business. Based upon these and other factors, the Reporting Persons may formulate a plan or proposal to cause material changes in the present capitalization or dividend policy of Mayor's.

            (g) The Reporting Persons intend to review, on a continuous basis, various factors related to their investment in Mayor's, including developments affecting Mayor's business and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may formulate a plan or proposal to cause Mayor's to make a material change in its business or corporate structure.

            (h) Except as set forth in this Item 4, the Reporting Persons have no plans or proposals to cause Mayor's to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Mayor's by any person.

            (i) The proposed corporate reorganization would result in the Shares being delisted from the American Stock Exchange.

            (j) The proposed corporate reorganization would result in the Shares being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 1 Joint Filing Agreement dated as of July 8, 2004 among Birks, Holdings, Regaluxe and Dr. Rossi.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004              HENRY BIRKS & SONS INC.

                                  By:      /s/ Sabine Bruckert
                                           -------------------------------------
                                           Name:   Sabine Bruckert
                                           Title:  General Counsel and
                                                   Corporate Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004              HENRY BIRKS & SONS HOLDINGS INC.


                                  By:      /s/ Gerald Berclaz
                                           -------------------------------------
                                           Name:   Gerald Berclaz
                                           Title:  Corporate Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004              REGALUXE INVESTMENT Sarl


                                  By:              /s/ Filippo Recami
                                           -------------------------------------
                                           Name:   Filippo Recami
                                           Title:  Chief Executive Officer

                                   SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2004              DR. LORENZO ROSSI DI MONTELERA


                                  By:         /s/ Lorenzo Rossi di Montelera
                                           -------------------------------------
                                                  Lorenzo Rossi di Montelera

                                   ANNEX INDEX

      ANNEX                  DESCRIPTION
      -----                  -----------
      A                      Directors and Executive Officers of Henry Birks &
                             Sons Inc.

      B                      Directors and Executive Officers of Henry Birks &
                             Sons Holdings Inc.

      C                      Directors and Executive Officers of Regaluxe
                             Investment Sarl.

                                                                         ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF


                             HENRY BIRKS & SONS INC.

            The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Inc.

                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
                                       WHICH SUCH EMPLOYMENT IS CONDUCTED
NAME                                                                                   CITIZENSHIP
Dr. Lorenzo Rossi di Montelera         Businessman                                     Italian
                                       Regaluxe Investment Sarl
                                       26, rue Louvigny
                                       L-1946 Luxembourg

Thomas A. Andruskevich                 President and Chief Executive Officer,          American
                                       Henry Birks & Sons Inc.,
                                       1240 Square Phillips, Montreal,
                                       Quebec, Canada, H3B 3H4

Shirley A. Dawe                        Consultant, President                           Canadian
                                       Shirley Dawe Associates Inc.
                                       119 Crescent Road, Toronto
                                       Ontario, Canada,  M4W 1T8

Rosamond Ivey                          Consultant                                      Canadian
                                       JRS Groups
                                       30 St. Clair Street West, Suite 1200
                                       Toronto, Ontario,  M4V 3A1

Margherita Oberti                      Professor, Corpus Christi College               Canadian
                                       5935 Iona Drive,
                                       Vancouver, B.C., V6T 1J7, Canada

Peter O'Brien                          Lawyer, Stikeman Elliott LLP                    Canadian
                                       1155, Blvd. Rene-Levesque W.
                                       Montreal, Quebec  H3B 3V2
                                       Canada

                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
                                       WHICH SUCH EMPLOYMENT IS CONDUCTED
NAME                                                                                   CITIZENSHIP
Filippo Recami                         Chief Executive Officer and Managing Director   Italian
                                       Regaluxe Investment Sarl
                                       26, rue Louvigny
                                       L-1946 Luxembourg

                                                                         ANNEX B

                       DIRECTORS AND EXECUTIVE OFFICERS OF


                        HENRY BIRKS & SONS HOLDINGS INC.

            The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Holdings Inc.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT      CITIZENSHIP
NAME                                    AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS    -----------
----                                    OF ANY CORPORATION OR OTHER ORGANIZATION IN
                                        WHICH SUCH EMPLOYMENT IS CONDUCTED
                                        ----------------------------------
Dr. Lorenzo Rossi di Montelera          Businessman                                     Italian
                                        Regaluxe Investment Sarl
                                        26, rue Louvigny
                                        L-1946 Luxembourg

Mr. Gerald Berclaz                      Businessman                                     Swiss
                                        14, rue Toepffer
                                        CH-1206
                                        Geneva, Switzerland

Mrs. Margherita Oberti                  Professor, Corpus Christi College               Canadian
                                        5935 Iona Drive,
                                        Vancouver, B.C., V6T 1J7
                                        Canada

ANNEX C
                       DIRECTORS AND EXECUTIVE OFFICERS OF


                            REGALUXE INVESTMENT SARL

The following table sets forth certain information with respect to the directors and executive officers of Regaluxe Investments Sarl


                                       PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                       AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS
                                       OF ANY CORPORATION OR OTHER ORGANIZATION IN
                                       WHICH SUCH EMPLOYMENT IS CONDUCTED
NAME                                                                                   CITIZENSHIP
Davide Barberis-Canonico               Businessman                                     Italian
                                       Manifatture di Ponzone
                                       Via Provinciale 319
                                       Ponzone (Biella) I-13835 Italia

Gerald Berclaz                         Director                                        Swiss
                                       Gestofi S.A.
                                       14, rue Toepffer
                                       CH-1206, Geneva, Switzerland

Filippo Recami                         Chief Executive Officer and Managing Director   Italian
                                       Regaluxe Investment Sarl
                                       26, rue Louvigny
                                       L-1946 Luxembourg

Lorenzo Rossi di Montelera             Businessman                                     Italian
                                       Regaluxe Investment Sarl
                                       26, rue Louvigny
                                       L-1946 Luxembourg

Carlo Schlesser                        President                                       Luxembourg
                                       Partner SGG Arthur Andersen
                                       23 avenue Monterey
                                       1086 Luxembourg

Jean-Paul Reiland                      Manager                                         Luxembourg
                                       SGG Arthur Andersen
                                       23 avenue Monterey,
                                       1086 Luxembourg

                                  EXHIBIT INDEX

            EXHIBIT NO.        DESCRIPTION
            -----------        -----------
            Exhibit 1          Joint Filing Agreement dated as of July 30, 2004
                               among Birks, Holdings, Regaluxe and Dr. Rossi.